Algonquin Power & Utilities Corp. announces Net-Zero Goals and 2021 ESG Report
2050 target is extension of Company’s decades’ long commitment to sustainability
Environmental stewardship at forefront of Company’s strategic direction

OAKVILLE, ON – October 5, 2021 - Algonquin Power & Utilities Corp. ("Algonquin” or the “Company”) (TSX/NYSE: AQN) today announced its commitment to a net-zero by 2050 target. This target is rooted in Algonquin’s purpose of sustaining energy and water for life and is a reflection of the Company’s track record of being a leader in the transition to a low-carbon economy. Concurrently, Algonquin is releasing its 2021 ESG Report, which details Algonquin’s progress with respect to environmental, social and governance (“ESG”) matters.
“Algonquin started 33 years ago as a developer of renewable energy facilities, and today we own, operate, or have interests in over 4,000 MW of renewable capacity. We are also an early pioneer in building renewables into rate base,” said Arun Banskota, President & Chief Executive Officer of Algonquin. “Today’s announcement of our net-zero by 2050 target, together with our interim 2023 goals, reinforces our commitment to maintaining a leadership position on our sustainability journey.”
Throughout its history, Algonquin has prioritized being a good steward of energy and water assets, and has demonstrated significant emissions reduction results to date:
•Enterprise greenhouse gas emissions were reduced by 31%1 from 2017 through 2020.
•Algonquin’s mid-west operations emissions were reduced by 33% from 2017 through 2020.
•Algonquin’s California-based electric operations’ emissions have been reduced by 38% through 2020.
“The global call for climate action is accelerating and it’s vital that companies like Algonquin demonstrate a clear commitment to responsible decarbonization in support of a resilient common future for all,” Mr. Banskota said. “Net-zero by 2050 is a natural extension of our sustainability focus, and we’re grateful to have the opportunity to continue working with our employees, communities, partners and peers to reach our ESG goals.”
Progress on Interim Goals
In 2019, Algonquin announced nine ambitious goals for 2023, covering key ESG issues. One of these nine sustainability goals is to add 2,000 MW of additional low-cost renewable generation capacity from 2019 through 2023. The Company is currently on track to accomplish this goal, with 1,418 MW of new renewable generation having been completed since 2019.

The early closure of the Company’s Asbury Coal Plant in the U.S. mid-west and completion of approximately 600 MW of new wind generation has led to the early achievement of the Company’s goal of reducing emissions by one million metric tonnes.

1.Calculation includes preliminary base year emissions estimates for ESSAL (Chile) and Ascendant (Bermuda), each acquired in 2020.  These annualized estimates are based on actual emissions data for these entities during the 2020 post-acquisition period. Formal base year recalculations for ESSAL and Ascendant are expected to be performed in connection with Algonquin’s 2021 calendar year ESG disclosure.

In addition, Algonquin’s renewable generation capacity represents over 60% of its total generation capacity, placing the Company on track to achieve its goal of 75% renewable generation capacity by the end of 2023.

“We have demonstrated, through initiatives such as our Midwest Greening the Fleet and related closure of Asbury, that transitioning from fossil fuels to renewable energy solutions is not only possible, it’s also a recipe for success,” said George Trisic, Chief Governance Officer and Corporate Secretary. “By transitioning to renewables, we expect to reduce customer rates over time, reduce environmental impacts on the local and global environments, and achieve further sustainable growth in the coming decades.”

For more on Algonquin’s net-zero plan, and to access a copy of the 2021 ESG Report, visit its website at www.algonquinpowerandutilities.com/sustainability.html.

About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $16 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, Algonquin is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada.  Algonquin is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. Algonquin owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
Algonquin is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
Algonquin's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit Algonquin at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Statements
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “targets” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to statements regarding the Company’s sustainability and ESG targets, initiatives and goals, and the Company’s expectations regarding the benefits, outcomes and impacts of transitioning to renewable energy. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. Algonquin cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in the Company’s Management Discussion & Analysis and Annual Information Form for the year ended December 31, 2020, and in the Company’s Management Discussion & Analysis for the three months ended June 30, 2021 (the "Interim MD&A"), each of which is available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, Algonquin undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500

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